UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2024

Aetherium Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41189	86-3449713
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

79B Pemberwick Rd. Greenwich, CT	06831
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 450-6836

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	GMFIU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	GMFI	The Nasdaq Stock Market LLC
Warrants	GMFIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported on Form 8-K on February 8, 2024, Aetherium Acquisition Corp. (the “Company”) received written notice from the Nasdaq Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company was not in compliance with the continued listing requirement to maintain a minimum Market Value of Listed Securities (“MVLS”) of $50,000,000, as set forth in Nasdaq Listing Rule 5450(b)(2)(A). In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company received 180 calendar days, until November 6, 2023, to regain compliance with the minimum MVLS requirement. To regain compliance, the minimum MVLS of the Company’s common stock was required to meet or exceed $50,000,000 for at least ten consecutive business days during this 180 calendar day compliance period.

Additionally, on May 23, 2023 and August 23, 2023, Nasdaq notified the Company that it did not comply with Listing Rule 5250(c), due to its failure to timely file its Forms 10-Q for the periods ended March 31, 2023, and June 30, 2023, respectively. The Company filed its Form 10-Q for the period ended March 31, 2023 on December 20, 2023 and on November 27, 2023, the Staff provided written notice to the Company does not comply with Listing Rule 5250(c) because it did not file its Form 10-Q for the period ended September 30, 2023. In addition, Staff has determined that the Company does not comply with the minimum 400 total holders as required by Listing Rule 5450(a)(2).

On December 4, 2023, the Company appealed the delist determination to the Nasdaq Hearings Panel (the “Panel”), and requested that the stay of delisting, which otherwise would expire on December 19, 2023, pursuant to Rule 5815(a)(l)(B), be extended until the Panel issued a final decision on the matter. The Company provided a submission in which it requested a stay of delisting pending the hearing, informed of the reasons for the late filings, and its plan to regain compliance.

On February 8, 2024, the Staff advised the Company that it has regained compliance with the filing requirement in Listing Rule 5250(c)(1).

The Company prepared and presented to the Panel, in advance of the Panel Hearing that occurred on February 27, 2024, its plan of compliance with regards to the remaining deficiencies.

On March 13, 2024, the Panel issued a decision that grants the Company’s request to continue its listing on Nasdaq based on the information presented. The Hearing Panel has determined to grant the Company’s request for an exception until May 28, 2024, subject to the condition that on or before March 31, 2024, the Company will file the Form F-4 with the Securities and Exchange Commission to register the shares resulting from the Business Combination. The Panel cited to the Company’s proactive correction of the reporting delinquency and engagement of new securities counsel and new accounting firm, that reflects Company’s commitment to ensuring its periodic filings are timely going forward. Panel also noted that as of the date of their decision, the Company has filed a report Form 8-K reflecting completion of a definitive agreement to enter into the Business Combination on February 28, 2024.

Item 8.01 Other Events.

On March 18, 2024, Aetherium Acquisition Corp. issued a press release announcing that it is postponing the adjournment of its special meeting of shareholders (“Meeting”) from its scheduled time of 8:30 a.m. Eastern Time on March 20, 2024 to 8:30 a.m. Eastern Time on March 28, 2024 to procure additional votes for the Trust Amendment Proposal (Proposal 4). The Company has prepared Amendment No. 2 to the definitive proxy on Schedule 14A to amend the Trust Amendment Proposal (Proposal 4) to delete the permission to withdraw funds from the Company’s trust account to pay for excise taxes. All other proposals have been approved as of this date.

The record date for the Meeting remains February 9, 2024. To exercise redemption rights, holders must tender their share certificates to Continental Stock Transfer & Trust Company, Aetherium Acquisition’s transfer agent, no later than two (2) business days prior to the Meeting, which deadline is now March 26, 2024. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Press Release dated March 19, 2024
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 19, 2024

AETHERIUM ACQUISITION CORP.

	By:	/s/ Jonathan Chan
	Name:	Jonathan Chan
	Title:	Chief Executive Officer and Chairman